SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2012
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

FINANCIAL PERFORMANCE AND LIQUIDITY – CONSOLIDATED 1Q12

Analysis of Results

Net Revenue increased 17.6% totalling R$1,838.5 million in 1Q12 faced with R$1,563.9 million in 1Q11. This increase was sustained by subscriber base growth and increased sales.

EBITDA (earnings before interest, tax, depreciation and amortization) totalled R$513.4 million faced with R$451.5 million in 1Q11, an increase of 13.7%.

The Company closed 1Q12  with Net Income of R$114.6 million, an increase of 7.6% comparing to R$106.5 million in 1Q11.

Gross Debt, which includes principal and interest, ended the quarter at R$2,132.4 million, down by 1.7% in relation to December 31, 2011, when presented R$2,169.3 million.

During the three month period ended March 31, 2012, Embratel Participacoes SA ("Embrapar") acquired the indirect control of the Company, as a result of completing the purchase of 1,077,520 common shares issued by GB Enterprises and Holdings SA ("GB"), the parent direct the Company, previously owned by Globe Communications and Participations SA. As a result of the acquisition, Embrapar and its subsidiary Empresa Brasileira de Telecomunicacoes SA - Embratel ("Embratel") now hold, directly and indirectly, through the GB, 92.2% of total share capital.

On April 5, 2012, were resolved at an Extraordinary General Meeting, the cancellation of the publicly-held company and discontinuity of differentiated practices of corporate governance of Level 2 of BM & F, both conditional upon the achievement of a public offering unified for the acquisition of all common and preferred shares issued by the Company, including shares traded on the Nasdaq and Latibex (Unified OPA). In addition, minority shareholders elected the Bank BTG Pactual SA to prepare the appraisal report on the economic value of the Company, for the purposes of this Unified OPA.

The Company’s annual and quarterly financial statements include additional BM&FBOVESPA requirements on the adoption of differentiated practices of corporate governance "Level 2".

Net Serviços de Comunicação S.A. CNPJ/MF nº 00.108.786/0001-65 NIN NIREnº 35.300.177.240 Public Held Corporation Verbo Divino Street nº 1.356 - 1º floor -SãoPaulo-SP

Fiscal Council Report

Considering the material submitted, previous analyzes and additional information provided by the auditors, the members recommended the Company's financial statements for the period ended March 31, 2012, prepared by management in accordance with International Financial Reporting Standards (IFRS) and accounting practices adopted in Brazil, to the Board for approval.

São Paulo, April 19, 2012.

Martin Roberto Glogowsky

Fernando Ceylão

Eraldo Soares Peçanha

Declaration

Hereby, the Chief Executive Officer and other Statutory Officers of Net Serviços de Comunicação S.A.  a public held corporation incorporated under the Brazilian Law, located at Verbo Divino Street, 1356 in São Paulo, São Paulo state, inscribed in the CNPJ under nº 00108786/0001-65, declare, under paragraph 29 of the CVM instruction nº 480, issued in December 7,2009, that:

Reviewed, discussed and agreed with the opinion expressed in the independent auditors' report relating to the individual and consolidated financial statements for the period ended March 31, 2012, contained in that report.

_____________________________________

José Antônio G. Félix.

Chief Executive Officer and Investors Relations

____________________________________

Roberto Catalão Cardoso

Chief Financial Officer

__________________________________

Rodrigo Marques de Oliveira

Director

____________________________________

Daniel Feldmann Barros

Director of Operations

Declaration

Hereby, the Chief Executive Officer and other Statutory Officers of Net Serviços de Comunicação S.A.  a public held corporation incorporated under the Brazilian Law, located at Verbo Divino Street, 1356 in São Paulo, São Paulo state, inscribed in the CNPJ under nº 00108786/0001-65, declare, under paragraph 29 of the CVM instruction nº 480, issued in December 7,2009, that:

Reviewed, discussed and agreed with the individual and consolidated financial statements for the period ended March 31, 2012.

_____________________________________

José Antônio G. Félix.

Chief Executive Officer and Investors Relations

____________________________________

Roberto Catalão Cardoso

Chief Financial Officer

____________________________________

Rodrigo Marques de Oliveira

Director

____________________________________

Daniel Feldmann Barros

Director of Operations

Capital budget proposal

Not applicable to Company.

Interim Financial Statements

(unaudited)

Net Serviços de Comunicação S.A.

March 31, 2012

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Interim financial statements

(unaudited)

March 31, 2011

A free translation from Portuguese into English of Independent Auditor’s Review Report on individual and consolidated interim financial information

INDEPENDENT AUDITOR’S REVIEW REPORT

To the Board of Directors and Stockholders of

Net Serviços de Comunicação S.A.

São Paulo - SP

Introduction

We have reviewed the individual and consolidated interim financial information contained in the Quarterly Information Form (ITR) of Net Serviços de Comunicação S.A. (“Company”) for the quarter ended March 31, 2012, comprising the balance sheet as at March 31, 2012 and the related income statement, statement of changes in equity and cash flow statement for the three-month period then ended, including accompanying notes.

Management is responsible for the preparation of the individual interim financial information in accordance with Accounting Pronouncement CPC 21 – Interim Financial Reporting, and of the consolidated interim financial information in accordance with CPC 21 and with the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Quarterly Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the quarterly information referred to above was not prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of Quarterly Information (ITR), and presented consistently with the standards issued by the Brazilian Securities and Exchange Commission (CVM).

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the quarterly information referred to above was not prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of Quarterly Information (ITR), and presented consistently with the standards issued by the Brazilian Securities and Exchange Commission (CVM).

Other matters

Interim statements of value added

We have also reviewed the individual and consolidated interim statement of value added for the three-month period ended March 31, 2012, preparation of which management is responsible for, whose presentation in the interim financial information is required by standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to preparation of Quarterly Information (ITR), and as supplementary information under IFRS, whereby no statement of value added presentation is required. These statements have been subjected to the same review procedures previously described and, based on our review, nothing has come to our attention that causes us to believe that the interim statements of value added were not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

São Paulo, April 25, 2012.

Ernst & Young Terco Auditores Independentes S.S.

CRC-2SP015199/O-6

Leonardo Amaral Donato

Accountant CRC-1RJ090794/O-0 ‘S’ SP

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Statements of comprehensive income (unaudited)

For the three-month period ended March 31, 2012 and 2011

(In thousands of reais, except for earnings per share)

		Controlling company		Consolidated
	Notes	2012	2011	2012	2011

Net revenues	4	978,494	827,150	1,838,506	1,563,891
Cost of services rendered	5/7	(598,702)	(509,642)	(1,169,345)	(985,610)
Gross profit		379,792	317,508	669,161	578,281

Operating expenses
Selling expenses	7	(124,269)	(92,979)	(199,048)	(157,912)
General and administrative expenses	7	(126,356)	(128,133)	(234,518)	(206,654)
Other	7	(13,645)	(751)	(28,168)	(11,788)
		(264,270)	(221,863)	(461,734)	(376,354)

Investments in subsidiaries
Equity pickup	13	60,938	63,423	-	-
		60,938	63,423	-	-

Operating profit		176,460	159,068	207,427	201,927

Finance results
Finance expenses	6	(57,076)	(65,024)	(72,228)	(87,143)
Finance income	6	28,967	38,397	39,374	44,189
		(28,109)	(26,627)	(32,854)	(42,954)

Profit before income taxes and social contribution		148,351	132,441	174,573	158,973

Income tax
Current	12	1,844	(253)	(15,888)	(21,059)
Deferred	12	(35,597)	(25,677)	(44,087)	(31,403)
		(33,753)	(25,930)	(59,975)	(52,462)
Profit for the year		114,598	106,511	114,598	106,511

Basic and diluted earnings per share – common	24	0.31	0.29
Basic and diluted earnings per share – preferred	24	0.34	0.32

The Company has no other comprehensive results that should be included in these income statements.

See accompanying notes to the financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Balance sheets

(In thousands of reais)

		Controlling company		Consolidated
	Notes	03/31/2012 (unaudited)	12/31/2011	03/31/2012 (unaudited)	12/31/2011
ASSETS
Current
Cash and cash equivalents	8	162,855	391,638	483,500	721,178
Trade accounts receivable	9	291,103	260,718	554,629	507,711
Inventories	10	16,283	23,435	46,868	53,135
Related parties	20	30,826	18,502	-	-
Programming receivable from subsidiaries	20	35,705	33,933	-	-
Recoverable taxes	12	63,609	91,633	71,377	115,717
Prepaid expenses		23,687	18,936	35,788	29,736
Interest on equity	20	66,096	66,096	-	-
Prepaid rights for use	20	120,310	120,804	169,148	169,844
Other current assets		12,265	14,835	23,114	24,174
Total current assets		822,739	1,040,530	1,384,424	1,621,495

Non-current
Long-term receivables
Judicial deposits	11	67,249	60,003	109,455	97,338
Related parties	20	214,096	181,633	-	-
Deferred taxes	12	-	-	226,956	270,992
Recoverable taxes	12	4,060	4,060	5,589	5,589
Prepaid rights for use	20	195,912	225,802	275,440	317,463
Other non-current assets		4,061	4,079	7,592	9,288
		485,378	475,577	625,032	700,670

Investments	13	1,446,398	1,385,460	-	-
Property, plant and equipment	14	2,443,801	2,242,860	4,403,245	4,122,766
Intangible assets	15	2,387,109	2,394,812	2,437,057	2,449,966

Total non-current assets		6,762,686	6,498,709	7,465,334	7,273,402

Total assets		7,585,425	7,539,239	8,849,758	8,894,897

		Controlling company		Consolidated
	Notes	03/31/2012 (unaudited)	12/31/2011	03/31/2012 (unaudited)	12/31/2011
LIABILITIES
Current
Trade accounts payable	16	370,009	351,431	576,633	586,489
Accounts payable – programming suppliers	17	118,665	112,187	182,211	172,345
Taxes payable		25,193	33,772	74,647	94,435
Payroll and related charges		106,191	167,359	155,841	237,202
Debt	18	237,731	230,731	308,905	294,968
Related parties	20	78,676	74,889	86,634	84,490
Income taxes and social contribution		-	-	7,842	-
Copyright payable	19	123,119	116,954	153,300	145,462
Deferred revenues	20	117,275	117,699	206,499	207,299
Unrealized losses on derivatives	25/26	16,144	12,527	16,144	12,527
Other current liabilities		13,128	9,778	25,297	21,753
Total current liabilities		1,206,131	1,227,327	1,793,953	1,856,970

Non-current
Deferred taxes	12	65,435	29,890	-	-
Debt	18	1,361,105	1,394,159	1,823,501	1,874,414
Deferred revenues	20	200,714	230,287	352,357	404,636
Related parties	20	1,207	22,851	-	-
Provisions	21	437,124	427,126	566,238	551,278
Other non-current liabilities		11,272	19,760	11,272	19,760
Total non-current liabilities		2,076,857	2,124,073	2,753,368	2,850,088

Equity
Share capital	22	5,599,320	5,599,320	5,599,320	5,599,320
Capital reserves	22	153,168	153,168	153,168	153,168
Accumulated deficit		(1,450,051)	(1,564,649)	(1,450,051)	(1,564,649)
		4,302,437	4,187,839	4,302,437	4,187,839

Total liabilities and equity		7,585,425	7,539,239	8,849,758	8,894,897

See accompanying notes to the financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Statements of changes in equity (unaudited)

For the three-month period ended March 31, 2012 and 2011

(In thousands of reais)

	Number of shares (thousands)		Capital stock			Capital reserves
	Common	Preferred	Subscribed	To be paid in	Paid in	Share premium	Special goodwill reserve	Share premium	Accumulated deficit	Total
Balances on December 31, 2010	114,459	228,504	5,612,243	(12,923)	5,599,320	8,702	89,521	54,945	(1,937,822)	3,814,666

Profit for the period	-	-	-	-	-	-	-	-	106,511	106,511

Balances on March 31, 2011	114,459	228,504	5,612,243	(12,923)	5,599,320	8,702	89,521	54,945	(1,831,311)	3,921,177

Balances on December 31, 2011	114,459	228,504	5,612,243	(12,923)	5,599,320	8,702	89,521	54,945	(1,564,649)	4,187,839

Profit for the period	-	-	-	-	-	-	-	-	114,598	114,598

Balances on March 31, 2012	114,459	228,504	5,612,243	(12,923)	5,599,320	8,702	89,521	54,945	(1,450,051)	4,302,437

See accompanying notes to the financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Statements of cash flow (unaudited)

For the three month period ended March 31, 2012 and 2011

(In thousands of reais)

	Controlling company		Consolidated
	2012	2011	2012	2011
Net cash flows from operating activities
Profit for the year	114,598	106,511	114,598	106,511
Adjustments to reconcile profit for the year to cash flow from operating activities
Equity pick-up	(60,938)	(63,423)	-	-
Monetary and exchange rate variations, net	(31,026)	(25,144)	(34,555)	(26,228)
Interest expense on borrowing	36,734	46,550	47,836	53,084
Depreciation and amortization	176,125	143,799	305,965	249,536
Losses on derivative financial instruments	9,112	19,412	9,112	19,412
Deferred income taxes and social contribution	35,597	25,677	44,087	31,403
Loss (gain) on disposal of property, plant and equipment	(11)	(176)	(509)	320
Provisions	3,370	6,720	6,919	12,266

Increase/decrease in operating assets and liabilities
(Increase) decrease in trade accounts receivable	(30,385)	(24,218)	(46,918)	(53,374)
(Increase) decrease in inventories	7,152	(5,978)	6,267	(24,496)
(Increase) decrease in recoverable taxes	37,914	(5,704)	58,255	(7,416)
(Increase) decrease in prepaid expenses	(4,751)	(4,373)	(6,052)	(5,133)
(Increase) decrease in other assets	(18,753)	(17,214)	(9,271)	2,054
Increase (decrease) in suppliers and programming	25,056	(3,037)	10	14,203
Increase (decrease) in fiscal obligations	(8,630)	(2,380)	(11,946)	4,017
Increase (decrease) in payroll and related charges	(61,168)	(31,890)	(81,361)	(37,766)
Increase (decrease) in deferred revenues	(29,998)	(30,299)	(53,078)	(53,624)
Increase (decrease) in provisions and other accounts payable	(686)	(9,759)	(547)	(7,466)
Net cash provided by operating activities	199,312	125,074	348,812	277,303

Cash flow from investing activities
Acquisition of property, plant and equipment and intangible assets	(339,899)	(123,363)	(531,653)	(238,822)
Cash proceeds from sale of property, plant and equipment	92	334	99	592
Net cash used in investing activities	(339,807)	(123,029)	(531,554)	(238,230)

Cash flow from financing activities
Debt
Proceeds	3,383	9,413	5,196	42,484
Repayments of principal	(11,862)	(7,563)	(26,812)	(41,669)
Repayments of interest	(29,620)	(33,713)	(33,320)	(36,688)
Related parties
Proceeds	77,638	6,314	-	-
Payments	(127,827)	(570,698)	-	-
Net cash used in financing activities	(88,288)	(596,247)	(54,936)	(35,873)

Net decrease in cash and cash equivalents	(228,783)	(594,202)	(237,678)	3,200

Cash and cash equivalents at the beginning of the year	391,638	601,014	721,178	821,560
Cash and cash equivalents at the end of the year	162,855	6,812	483,500	824,760
	(228,783)	(594,202)	(237,678)	3,200

Supplementary disclosure of cash flow information
Income taxes and social contribution paid	339	-	10,547	18,936

See accompanying notes to the financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Value added statements (unaudited)

For the three-month period ended March 31, 2012 and 2011

 (In thousands of reais)

	Controlling company		Consolidated
	03/31/2012	03/31/2011	03/31/2012	03/31/2011
1. Generation of value added
Rendering of services	1,181,450	997,482	2,222,759	1,891,961
Other revenues	1,950	1,378	3,152	2,225
Revenue from the construction of own assets	41,939	20,322	48,891	24,534
Allowance for doubtful accounts	(10,328)	(6,012)	(19,794)	(10,563)
	1,215,011	1,013,170	2,255,008	1,908,157
2. ( - ) Inputs
Cost of services rendered	(247,271)	(219,873)	(519,626)	(449,058)
Materials, energy and other outsourced services	(255,447)	(193,621)	(495,821)	(395,278)
Other	(9,456)	(3,040)	(14,945)	(3,192)
	(512,174)	(416,534)	(1,030,392)	(847,528)

3. Gross value added (1-2)	702,837	596,636	1,224,616	1,060,629

4. (-) Depreciation and amortization	(176,125)	(143,799)	(305,965)	(249,536)

5. Net value added generated (3-4)	526,712	452,837	918,651	811,093

6. Transferred value added received
Equity pick-up	60,938	63,423	-	-
Finance income	54,384	52,724	72,958	59,793
	115,322	116,147	72,958	59,793

7. Net value added for distribution(5+6)	642,034	568,984	991,609	870,886

8. Distribution of value added
Personnel:
Direct Compensation	106,816	105,560	154,911	147,979
Benefits	22,509	21,301	36,741	34,136
FGTS	7,662	6,419	11,311	9,168
Other	3,955	4,165	6,126	6,758
	140,942	137,445	209,089	198,041
Government:
Federal	121,860	93,320	234,167	176,315
State	154,894	129,437	283,381	248,442
Municipal	4,886	3,114	5,948	4,208
	281,640	225,871	523,496	428,965
Third party capital:
Finance income and expenses	75,174	69,450	96,683	88,076
Rental	26,654	28,025	44,010	45,514
Monetary and foreign exchange rate variations	3,026	1,682	3,733	3,779
	104,854	99,157	144,426	137,369
Equity:
Profit for the year	114,598	106,511	114,598	106,511
Total	642,034	568,984	991,609	870,886

See accompanying notes to the financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2012

(In thousands of reais)

1.      Operational context

Net Serviços de Comunicação S.A. is a publicly held corporation incorporated under the Brazilian Law. The Company controls a group of cable subscription television companies, collectively referred to as “Net Serviços” or “the Company”. Net Serviços de Comunicação S.A.’s shares are traded on the São Paulo Stock Exchange – BM&FBOVESPA (“Bolsa de Valores, Mercadorias e Futuros”) under the code NETC.

In addition to having common and preferred shares on the BM&FBOVESPA, the Company holds preferred shares traded on NASDAQ as “American Depositary Shares” – ADS in the United States of America and is subject to the Securities and Exchange Commission – SEC regulations. Each ADS represents 1 preferred share traded under the code NETC.

The Company also has preferred shares that are traded on the LATIBEX, the Madrid stock exchange, and is therefore subject to the regulations of the Spanish Comisión Nacional del Mercado de Valores – CNMV.

The Company is located in Brazil and its headquarters are located at Verbo Divino Street, 1356 in São Paulo, São Paulo state.

The Company offers cable television services under “NET” brand name and high-speed Internet access under “NET VIRTUA” brand name through several cable networks located in the country’s largest cities. The Company and Empresa Brasileira de Telecomunicações S.A. – Embratel (Embratel), a subsidiary of Telmex Internacional S.A.B. de C.V. (Telmex), jointly provide voice services under “NET FONE VIA EMBRATEL (NetFone)” brand name.

The Company signed an agreement with BM&FBOVESPA to adopt differentiated corporate governance practices, thus becoming eligible for a Level 2 listing, which was created to distinguish a select group of companies committed to differentiated corporate governance practices. The Company’s annual and quarterly financial statements meet the additional requirements of BM&FBOVESPA. Under the Company’s articles of incorporation, disputes and controversies arising from or related to their social status, the Regulation of Level 2, the provisions of the Brazilian Corporate Law, the standards published by National Monetary Council, the Central Bank of Brazil and the Brazilian Securities Commission, the Regulations of the BM&FBOVESPA and other rules applicable to the operation of the capital market in general should be resolved by arbitration to be conducted as per the regulations of the Market Arbitration Committee set up by BM&FBOVESPA (Arbitration clause).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2012

(In thousands of reais)

2.    Basis of preparation and presentation of the interim financial statements

The  Company’s interim financial statements for the three-month period ended March 31, 2012 and 2011 were prepared and presented in accordance with accounting practices adopted in Brazil, which include the provisions of the Brazilian Corporate Law, the pronouncements issued by the Committee Accounting Pronouncements - CPC and regulations issued by the Securities and Exchange Commission - CVM, which are in accordance with international financial reporting standards (IFRS) issued by the International Accounting Standards Board - IASB, except for the measurement of investments in subsidiaries recorded by the equity method in the controlling company’s interim financial statements.

The interim financial statements for the three-month period ended March 31, 2012 and 2011 were prepared in accordance with CPC 21 – Interim Financial Statements and IAS 34 - Interim Financial Reporting (consolidated).

Pronouncements IFRS 9 Financial Instruments: Classification and Measurement, IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Involvement with Other Entities, IFRS 13 Fair Value Measurement, IAS 27 Separate Financial Statements (R) and IAS 28 Investments in Associates and Joint Ventures (R) are effective for annual periods beginning on or after January 1, 2013. The Company understands that the adoption of these standards and interpretations does not impact its financial statements and interim financial statements.

The Company's Board of Directors has power to amend the financial statements after issued. On April 25, 2012, the Board of Directors approved the Company’s individual and consolidated financial statements and authorized disclosure thereof.

The additional information relating to this note has not been significantly changed in relation to the disclosures made in the note 1 of the financial statements for the year ended December 31, 2011.

3. Accounting practices

The interim financial statements for the three-month period ended March 31, 2012 have  been prepared based on the same accounting practices disclosed in the note 3 of the financial statements for the year ended 2011.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2012

(In thousands of reais)

4. Net revenues

	Controlling Company		Consolidated
	Three-month period ended March 31,		Three-month period ended March 31,
	2012 (unaudited)	2011 (unaudited)	2012 (unaudited)	2011 (unaudited)
Gross revenues	1,229,004	1,031,425	2,306,494	1,953,011
Taxes on rendering of services	(202,956)	(170,332)	(384,253)	(328,070)
Discounts and cancellations	(47,554)	(33,943)	(83,735)	(61,050)
Net revenues	978,494	827,150	1,838,506	1,563,891

For the three periods ended March 31, 2012, the natures of taxes levied on sales have not significantly changed in relation to the disclosures made in the note 4 of the financial statements for the year ended December 31, 2011.

All the Company’s revenues are generated in Brazil.

5. Cost of services rendered

	Controlling company		Consolidated
	03/31/2012 (unaudited)	03/31/2011 (unaudited)	03/31/2012 (unaudited)	03/31/2011 (unaudited)

Programming costs	(196,814)	(157,983)	(432,100)	(355,690)
Materials and maintenance	(9,672)	(8,003)	(21,855)	(15,937)
Personnel	(70,755)	(71,466)	(117,343)	(113,813)
Pole rental	(15,712)	(12,954)	(23,300)	(19,362)
Depreciation	(115,623)	(87,224)	(225,283)	(175,532)
Amortization	(29,828)	(29,662)	(41,767)	(41,575)
Third party service	(70,676)	(48,012)	(151,715)	(113,423)
Network electrical power	(8,387)	(6,610)	(12,802)	(10,223)
Telecommunications	(42,374)	(55,440)	(74,879)	(82,389)
Other	(38,861)	(32,288)	(68,301)	(57,666)
	(598,702)	(509,642)	(1,169,345)	(985,610)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2012

(In thousands of reais)

6. Finance results

	Controlling Company		Consolidated
	Three-month period ended March 31,		Three-month period ended March 31,
	2012 (unaudited)	2011 (unaudited)	2012 (unaudited)	2011 (unaudited)
Finance Income:
Interest on loans to subsidiaries and associated companies	6.058	13,041	-	-
Interest on cash and cash equivalents	6.572	9,354	14,289	20,136
Interest on prepaid rights for use	9.048	8,579	12,721	12,061
Interest and fines on late monthly payments	6.097	5,002	10,830	8,893
Interest on tax credits	1.153	2,183	1,495	2,538
Other	39	238	39	561
	28.967	38,397	39,374	44,189
Finance Expenses:
Finance charges on loans and debentures	(32,948)	(38,890)	(39,978)	(45,900)
Monetary exchange rate variation on debt	19,596	18,782	19,596	18,782
Finance charges and monetary exchange	(9,207)	(9,311)	(14,455)	(15,087)
Finance charges on provisions for contingencies	(16,713)	(7,066)	(18,569)	(9,142)
Losses on derivatives	(9,112)	(19,412)	(9,112)	(19,412)
IOF tax on intercompany transactions	(1,294)	(4,101)	(1,493)	(6,535)
PIS and COFINS taxes on interest income	(353)	(296)	(643)	(532)
Discounts extended	(538)	(3,337)	(2,705)	(5,566)
Monetary and exchange variation on suppliers and accounts payable	(2,386)	(1,314)	304	(1,517)
Other	(4,121)	(79)	(5,173)	(2,234)
	(57,076)	(65,024)	(72,228)	(87,143)
Total	(28,109)	(26,627)	(32,854)	(42,954)

7. Expenses by nature

The Company presents its income statements by function. The table below shows details by nature:

	Controlling company		Consolidated
	03/31/2012 (unaudited)	03/31/2011 (unaudited)	03/31/2012 (unaudited)	03/31/2011 (unaudited)
Programming costs	(196,814)	(157,983)	(432,100)	(355,690)
Other costs	(101,181)	(115,296)	(173,918)	(185,576)
Third party service	(166,394)	(110,405)	(290,911)	(214,082)
Depreciation and amortization	(176,125)	(143,799)	(305,965)	(249,536)
Payroll expenses	(151,239)	(148,434)	(225,122)	(214,059)
Other	(71,219)	(55,588)	(203,063)	(143,021)
	(862,972)	(731,505)	(1,631,079)	(1,361,964)
Classified as:
Cost of services rendered	(598,702)	(509,642)	(1,169,345)	(985,610)
Selling expenses	(124,269)	(92,979)	(199,048)	(157,912)
General and administrative expenses	(126,356)	(128,133)	(234,518)	(206,654)
Other	(13,645)	(751)	(28,168)	(11,788)
	(862,972)	(731,505)	(1,631,079)	(1,361,964)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2012

(In thousands of reais)

8.  Cash and cash equivalents

	Controlling company		Consolidated
	03/31/2012 (unaudited)	12/31/2011	03/31/2012 (unaudited)	12/31/2011
Cash and banks	6,783	15,447	12,125	32,346
Banking deposit certificates	23,411	3,334	23,496	3,417
Investment funds	132,661	372,857	447,879	685,415
	162,855	391,638	483,500	721,178

The additional information relating to this note has not been significantly changed in relation to the disclosures made in the note 8 of the financial statements for the year ended December 31, 2011.

9. Trade receivables

	Controlling company		Consolidated
	03/31/2012 (unaudited)	12/31/2011	03/31/2012 (unaudited)	12/31/2011
Trade receivables	326,390	293,046	619,614	565,709
(-) Allowance for doubtful accounts	(35,287)	(32,328)	(64,985)	(57,998)
	291,103	260,718	554,629	507,711

Breakdown of trade receivables is as follows:

	Controlling company		Consolidated
	03/31/2012 (unaudited)	12/31/2011	03/31/2012 (unaudited)	12/31/2011
Due	170,687	155,925	330,886	308,956

Overdue:
Up to 30 days	98,003	88,726	186,079	168,521
31 – 60 days	16,240	12,479	28,003	21,807
61 – 90 days	11,601	9,768	20,158	17,797
91- 180 days	29,859	26,148	54,488	48,628
	326,390	293,046	619,614	565,709

The continuity schedule of the allowance for doubtful accounts is shown below:

	Controlling	Consolidated
Balances at December 31, 2011	(32,328)	(57,998)
Credits provisioned during the period (unaudited)	(10,328)	(19,794)
Credits written off during the period (unaudited)	7,369	12,807
Balances at March 31, 2012 (unaudited)	(35,287)	(64,985)

The additional information relating to this note has not been significantly changed in relation to the disclosures made in the note 9 of the financial statements for the year ended December 31, 2011.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2012

(In thousands of reais)

10. Inventories

	Controlling company		Consolidated
	03/31/2012 (unaudited)	12/31/2011	03/31/2012 (unaudited)	12/31/2011
Material for network maintenance	6,133	11,551	10,668	17,626
Material for technical assistance	10,150	11,884	36,200	35,509
	16,283	23,435	46,868	53,135

During the three-month period ended March 31, 2012, R$ 9,672 (R$ 8,003 during the three-month period ended March 31, 2011) consumed for materials related to maintenance of networks and technical assistance, which were recorded in cost of services rendered in the controlling company and R$ 21,855 (R$ 15,937 during the three-month period ended March 31, 2011) in the consolidated basis (unaudited).

11. Judicial deposits

The Company has judicial deposits related to labor, civil, tax and social security claims, as follows:

	Controlling company		Consolidated
	03/31/2012 (unaudited)	12/31/2011	03/31/2012 (unaudited)	12/31/2011
Labor	8,260	7,043	13,466	11,927
Civil	3,699	2,261	5,726	4,036
Lease of poles and ducts	27,099	25,934	27,099	25,934
Copyrights – ECAD	10,320	7,580	38,068	33,682
Tax	17,871	17,185	25,096	21,759
	67,249	60,003	109,455	97,338

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2012

(In thousands of reais)

12. Income tax

a.    Income tax and social contribution

	Controlling Company		Consolidated
	Three-month period ended March 31,		Three-month period ended March 31,
	2012	2011	2012	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Current income tax and social contribution expenses	1,844	(253)	(15,888)	(21,059)

Deferred income tax and social contribution on:
Tax losses and negative tax basis of social contribution	-	-	(11,847)	(8,845)
Goodwill	(34,263)	(16,775)	(34,263)	(16,775)
Amortization property, equipment and intangible	4,090	4,022	4,090	4,022
Other temporary differences	(5,424)	(12,924)	(2,067)	(9,805)
Total deferred tax income	(35,597)	(25,677)	(44,087)	(31,403)
Total income taxes expense	(33,753)	(25,930)	(59,975)	(52,462)

The income taxes and social contribution expense was calculated based on the estimated annual tax average rate of 22.75% in the case of the controlling company’s interim financial statements and 34.36% in the case of the consolidated interim financial statements.

Amounts reported as income tax expense in the income statements are reconciled to the statutory rates as follows:

	Controlling Company		Consolidated
	Three-month period ended March 31,		Three-month period ended March 31,
	2012 (unaudited)	2011 (unaudited)	2012 (unaudited)	2011 (unaudited)

Profit before income taxes and social contribution	148,351	132,441	174,573	158,973

Income taxes and social contribution at the nominal rate of 34%	(50,439)	(45,030)	(59,355)	(54,051)

(Additions) / exclusions:
Income taxes and social contribution equity	20,719	21,564	-	-
Income taxes and social contribution on permanently nondeductible expenses	(449)	(518)	(539)	(642)

Other reconciling items:
Unrecorded current year tax losses	(25,249)	(5,970)	(26,542)	(6,634)
Offsetting of tax losses and negative basis for social contribution taxes, for which deferred tax asset was not recognized in previous year	-	4,277	-	8,804
Recognition of deferred income taxes and social contribution on temporary differences, including temporary differences originating from previous year	21,795	(5,315)	31,587	784
Other	(130)	5,062	(5,126)	(723)
Income taxes and social contribution for the period	(33,753)	(25,930)	(59,975)	(52,462)
Effective rate	(22,75%)	(19,58%)	(34,36%)	(33,00%)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2012

(In thousands of reais)

12. Income tax – continued

b.    Deferred and recoverable tax

	Controlling company		Consolidated
	03/31/2012 (unaudited)	12/31/2011	03/31/2012 (unaudited)	12/31/2011
Recoverable tax:
Withhold income tax	7,782	32,529	8,837	46,870
Recoverable Federal tax	29,335	33,882	35,409	43,250
Recoverable State tax	29,516	28,268	31,135	29,889
Other	1,036	1,014	1,585	1,297
	67,669	95,693	76,966	121,306
Current	63,609	91,633	71,377	115,717
Non-current	4,060	4,060	5,589	5,589

Deferred taxes:

Income taxes:
Net operating losses carryforward	-	-	178,006	186,725
Temporary differences
Provisions	92,093	90,236	106,197	102,870
Allowance for doubtful accounts	9,588	8,848	17,503	16,312
Provision for profit sharing	10,439	29,493	13,914	38,732
Foreign exchange and derivative losses	4,036	3,132	4,036	3,132
Property, equipment, inventories and trade accounts payables	29,829	27,991	33,684	31,613
Tax credit on business combinations	(96,180)	(70,976)	(96,180)	(70,976)
Intangible	(108,900)	(112,070)	(108,900)	(112,070)
Property, plant and equipment	973	1,138	973	1,138
Aliquot estimated average	16,073	-	23,307	-
Other	(6,072)	230	(7,638)	(181)
	(48,121)	(21,978)	(13,104)	10,570

	(48,121)	(21,978)	164,902	197,295
Social contribution:
Net operating losses carryforward			66,762	69,891
Temporary differences
Provisions	33,154	32,485	38,231	37,033
Allowance for doubtful accounts	3,452	3,185	6,301	5,872
Provision for profit sharing	3,758	10,617	5,009	13,944
Foreign exchange and derivative losses	1,453	1,127	1,453	1,127
Property, equipment, inventories and trade accounts payables	10,739	10,077	12,127	11,381
Tax credit on business combinations	(34,625)	(25,552)	(34,625)	(25,552)
Intangible	(39,204)	(40,345)	(39,204)	(40,345)
Property, plant and equipment	350	410	350	410
Estimated average rate	5,794	-	8,398	-
Other	(2,185)	84	(2,748)	(64)
	(17,314)	(7,912)	(4,708)	3,806

	(17,314)	(7,912)	62,054	73,697

	(65,435)	(29,890)	226,956	270,992

Deferred tax assets	220,407	217,498	514,928	518,993
Deferred tax liabilities	(285,842)	(247,388)	(287,972)	(248,001)
	(65,435)	(29,890)	226,956	270,992

aliquot estimated average

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2012

(In thousands of reais)

12. Income tax – continued

b.          Deferred and recoverable tax – continued

	Controlling company	Consolidated
Changes in deferred income tax and social contribution	Temporary differences	Net operating losses carry forward	Temporary differences	Total
Balances at December 31, 2011	(29,890)	256,616	14,376	270,992
Addition - deferred tax assets (unaudited)	36,176	-	50,940	50,940
Addition - deferred tax liabilities (unaudited)	(42,776)	-	(44,301)	(44,301)
Reductions	(28,945)	(11,848)	(38,827)	(50,675)
Balances at March 31, 2012	(65,435)	244,768	(17,812)	226,956

Estimated realization of deferred tax assets on March 31, 2012 is determined based on the projection of future taxable income, as follows (unaudited):

	Controlling company	Consolidated
2012	164,257	235,989
2013	13,475	71,371
2014	9,169	109,168
2015	7,953	41,149
2016 to 2021	25,553	57,251
	220,407	514,928

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2012

(In thousands of reais)

12. Income tax – continued

b.   Deferred and recoverable tax – continued

The Company has net operating losses to offset 30% of the annual taxable income, without expiration, for the following amounts:

Controlling company						Consolidated
03/31/2012 (unaudited)			12/31/2011			03/31/2012 (unaudited)			12/31/2011
Income taxes	Social contribution	Total	Income taxes	Social contribution	Total	Income taxes	Social contribution	Total	Income taxes	Social contribution	Total

Gross amounts

1,870,361	2,291,040	-	1,792,251	2,227,470	-	2,850,822	3,290,532	-	2,803,040	3,258,005	-

Tax credit (25%/9%)

467,590	206,194	673,784	448,063	200,472	648,535	712,706	296,148	1,008,854	700,760	293,220	993,980

Recognized tax credit

-	-	-	-	-	-	(178,006)	(66,762)	(244,768)	(186,725)	(69,891)	(256,616)

Non-recognized tax credit

467,590	206,194	673,784	448,063	200,472	648,535	534,700	229,386	764,086	514,035	223,329	737,364

The additional information relating to this note has not been significantly changed in relation to the disclosures made in the note 12 of the financial statements for the year ended December 31, 2011.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2012

(In thousands of reais)

13. Investments

Detailed information about the composition, changes as well relevant information of investments are as follows:

a) Continuity schedule of investments

Companies	% Interest	Balaces on 12/31/2011	Equity (unaudited)	Balances on 03/31/2012 (unaudited)
Investments in subsidiaries:
Net São Paulo Ltda.	100%	801,062	58,413	859,475
Net Rio Ltda.	100%	417,176	4,476	421,652
Net Brasília Ltda.	100%	111,303	(3,801)	107,502
Reyc Comércio e Participações Ltda.	100%	40,038	821	40,859
Other	100%	15,881	1,029	16,910
		1,385,460	60,938	1,446,398

b) Information related to subsidiaries (unaudited)

	03/31/2012							03/31/2011
Subsidiaries:	Number of shares (thousand)	Assets	Liabilities	Stock holders´ equity	Net revenue	Net income/(loss) for the year	Effect on the controlling company’s results	Effect on the controlling company’s results
Net São Paulo Ltda.	43,972	1,996,534	1,137,059	859,475	559,860	58,413	58,413	45,959
Net Rio Ltda.	20,000,000	856,315	434,662	421,653	266,078	4,476	4,476	16,625
Net Brasília Ltda.	8,872,670	309,818	202,316	107,502	72,113	(3,801)	(3,801)	975
Reyc Comércio e Participações Ltda.	3,420	175,456	134,597	40,859	76,749	821	821	(1,133)
Other	-	26,941	10,030	16,911	3,659	1,029	1,029	997
						60,938	60,938	63,423

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2012

(In thousands of reais)

14. Property, plant and equipment
	Controlling company
	Distribution plant	Software and computer equipment	Machinery and equipment	Furniture and fixtures	Installations, improvements and properties	Vehicles	Tools	Other	Total
Cost
Balances at December 31, 2011	4,257,254	122,063	28,108	23,651	59,514	2,980	28,445	7,795	4,529,810
Additions (unaudited)	315,329	3,718	2	667	(170)	-	918	-	320,464
Transfers (unaudited)	(2,996)	-	-	5	2,991	-	-	-	-
Write-offs (unaudited)	(4,441)	(470)	(2)	(3)	-	(778)	-	-	(5,694)
Balances at March 31, 2012 (unaudited)	4,565,146	125,311	28,108	24,320	62,335	2,202	29,363	7,795	4,844,580

Accumulated depreciation
Depreciation rate per annum	8,33 a 20%	20 a 33,33%	10%	10%	4 a 25%	20%	20%	-	-
Balances at December 31, 2011	(2,096,964)	(99,930)	(22,344)	(16,411)	(31,338)	(2,674)	(17,410)	121	(2,286,950)
Additions (unaudited)	(113,957)	(2,752)	(410)	(315)	(839)	(29)	(1,142)	-	(119,444)
Write-offs (unaudited)	4,385	448	1	3	-	778	-	-	5,615
Balances at March 31, 2012 (unaudited)	(2,206,536)	(102,234)	(22,753)	(16,723)	(32,177)	(1,925)	(18,552)	121	(2,400,779)

Net balances at December 31, 2011	2,160,290	22,133	5,764	7,240	28,176	306	11,035	7,916	2,242,860
Net balances at March 31, 2012 (unaudited)	2,358,610	23,077	5,355	7,597	30,158	277	10,811	7,916	2,443,801

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2012

(In thousands of reais)

14. Property, plant and equipment – continued

	Consolidated
	Distribution plant	Software and computer equipment	Machinery and equipment	Furniture and fixtures	Installations, improvements and properties	Vehicles	Tools	Other	Total
Cost
Balances at December 31, 2011	8,182,538	150,057	45,550	32,771	98,138	3,903	54,356	8,144	8,575,457
Additions (unaudited)	503,994	3,791	82	670	55	-	2,298	-	510,890
Transfers (unaudited)	(6,601)	-	-	228	6,373	-	-	-	-
Write-offs (unaudited)	(7,959)	(480)	(111)	(31)	-	(834)	(13)	-	(9,428)
Balances at March 31, 2012 (unaudited)	8,671,972	153,368	45,521	33,638	104,566	3,069	56,641	8,144	9,076,919

Accumulated depreciation
Depreciation rate per annum	8,33 a 20%	20 a 33,33%	10%	10%	4 a 25%	20%	20%	-	-
Balances at December 31, 2011	(4,178,441)	(124,822)	(36,970)	(21,547)	(53,282)	(3,070)	(35,061)	502	(4,452,691)
Additions (unaudited)	(222,837)	(3,344)	(553)	(461)	(1,507)	(79)	(2,038)	-	(230,819)
Transfers (unaudited)	-	-	-	(74)	74	-	-	-	-
Write-offs (unaudited)	8,403	455	111	20	-	834	13	-	9,836
Balances at March 31, 2012 (unaudited)	(4,392,875)	(127,711)	(37,412)	(22,062)	(54,715)	(2,315)	(37,086)	502	(4,673,674)

Net balances at December 31, 2011	4,004,097	25,235	8,580	11,224	44,856	833	19,295	8,646	4,122,766
Net balances at March 31, 2012 (unaudited)	4,279,097	25,657	8,109	11,576	49,851	754	19,555	8,646	4,403,245

During the three-month period ended March 31, 2012, the Company did not identify an indication that the property, plant and equipment may be impaired, as required by IAS 36/CPC 01 (R1) Impairment of assets.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2012

(In thousands of reais)

15. Intangible assets

	Controlling Company
	Indefinite useful life		Finite useful life
Cost	Goodwill	Licenses	Softwares	Customer portfolio	Other	Total
Balance on December 31, 2010	1,961,405	496,586	416,650	304,367	10,301	3,189,309
Additions (unaudited)	-	-	19,435	-	-	19,435
Balance on March 31, 2011 (unaudited)	1,961,405	496,586	436,085	304,367	10,301	3,208,744

Accumulated amortization
Amortization rate per annum	-	-	20%	16.67%	20%	-
Balance on December 31, 2010	(212,062)	(59,666)	(280,115)	(240,516)	(2,138)	(794,497)
Additions (unaudited)	-	-	(14,171)	(12,682)	(285)	(27,138)
Balance on March 31, 2011 (unaudited)	(212,062)	(59,666)	(294,286)	(253,198)	(2,423)	(821,635)

Net balance on December 31, 2010	1,749,343	436,920	136,535	63,851	8,163	2,394,812
Net balance on March 31, 2011 (unaudited)	1,749,343	436,920	141,799	51,169	7,878	2,387,109

	Consolidated
	Indefinite useful life		Finite useful life
Cost	Goodwill	Licenses	Softwares	Customer portfolio	Other	Total
Balance on December 31, 2010	1,928,616	438,726	539,103	304,367	16,173	3,226,985
Additions	-	-	20,763	-	-	20,763
Balance on March 31, 2011 (unaudited)	1,928,616	438,726	559,866	304,367	16,173	3,247,748

Accumulated amortization
Amortization rate per annum	-	-	20%	16.67%	20%	-
Balance on December 31, 2010	(178,742)	(1,806)	(347,972)	(240,516)	(7,983)	(777,019)
Additions	-	-	(20,696)	(12,682)	(294)	(33,672)
Balance on March 31, 2011 (unaudited)	(178,742)	(1,806)	(368,668)	(253,198)	(8,277)	(810,691)

Net balance on December 31, 2010	1,749,874	436,920	191,131	63,851	8,190	2,449,966
Net balance on March 31, 2011 (unaudited)	1,749,874	436,920	191,198	51,169	7,896	2,437,057

The Company assesses the recovery of the carrying value of goodwill and intangible assets with indefinite useful life at the close of each fiscal year. The last assessment performed on December 31, 2011, did not result in any recognizing losses on intangible assets, even applying conservative assumptions in an adverse scenario. On March 31, 2012, the Company did not identify the existence of indicators of impairment in their intangible assets.

The additional information relating to this note has not been significantly changed in relation to the disclosures made in the note 15 of the financial statements for the year ended December 31, 2011.

16. Trade payables

	Controlling company		Consolidated
	03/31/2012 (unaudited)	12/31/2011	03/31/2012 (unaudited)	12/31/2011
Domestic suppliers	365,372	348,333	524,777	542,303
Foreign suppliers	4,637	3,098	51,856	44,186
	370,009	351,431	576,633	586,489

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2012

(In thousands of reais)

17.  Trade payables – programming content suppliers

	Controlling company		Consolidated
Description	03/31/2012	12/31/2011	03/31/2012	12/31/2011
Related parties
Net Brasil S.A.	48,129	46,370	108,027	102,146

Third parties	70,536	65,817	74,184	70,199
	118,665	112,187	182,211	172,345

The table below shows programming and related costs incurred:

	Operating income
	Controllling Company		Consolidated
Companies	03/31/2012 (unaudited)	03/31/2011 (unaudited)	03/31/2012 (unaudited)	03/31/2011 (unaudited)
Related parties
Net Brasil S,A,	(140,975)	(113,279)	(308,432)	(252,898)

Third parties	(55,839)	(44,704)	(123,668)	(102,792)

	(196,814)	(157,983)	(432,100)	(355,690)

The additional information relating to this note has not been significantly changed in relation to the disclosures made in the note 17 of the financial statements for the year ended December 31, 2011.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2012

(In thousands of reais)

18. Debt

			Effective interest rate per annum		Controlling company
	Currency	Nominal interest rate per annum	03/31/2012 (unaudited)	12/31/2011	03/31/2012 (unaudited)			12/31/2011
					Current	Non-current	Total	Current	Non-current	Total
Local currency
Finame	R$	TJLP + 3.15%	9,15%	9.15%	28,745	18,061	46,806	30,805	24,359	55,164
Finame PSI	R$	4.50 to 8.70%	5,10%	5.10%	22,340	94,344	116,684	19,758	97,252	117,010
					51,085	112,405	163,490	50,563	121,611	172,174
Foreign currency
Global Notes 2020	US$	7.50%	8,57%	8.57%	8,950	633,680	642,630	23,301	652,321	675,622
Banco Inbursa S.A.	US$	7.88%	9,26%	9.26%	10,545	180,985	191,530	6,519	186,317	192,836
					19,495	814,665	834,160	29,820	838,638	868,458

Total loans and financings					70,580	927,070	997,650	80,383	960,249	1,040,632

			Debentures
			03/31/2012 (unaudited)	12/31/2011

Non-convertible			58,000	58,000	167,151	434,035	601,186	150,348	433,910	584,258

Total					237,731	1,361,105	1,598,836	230,731	1,394,159	1,624,890

			Effective interest rate per annum		Consolidated
	Currency	Nominal interest rate per annum	03/31/2012 (unaudited)	12/31/2011	03/31/2012 (unaudited)			12/31/2011
					Current	Non-current	Total	Current	Non-current	Total
Local currency
Finame	R$	TJLP + 3.15%	9,15%	9.15%	58,206	39,508	97,714	64,864	51,550	116,414
Finame PSI	R$	4.50 to 8.70%	5,10%	5.10%	54,020	234,308	288,328	47,644	244,142	291,786
Bank Credit Notes (CCB)– Itaú BBA	R$	CDI + 2.10% a 2.55%	11,62%	12.97%	5,959	120,000	125,959	2,292	120,000	122,292
					118,185	393,816	512,001	114,800	415,692	530,492
Foreign currency
Global Notes 2020	US$	7.50%	8,57%	8.57%	8,950	633,680	642,630	23,301	652,321	675,622
Banco Inbursa S.A.	US$	7.88%	9,26%	9.26%	14,619	361,970	376,589	6,519	372,491	379,010
					23,569	995,650	1,019,219	29,820	1,024,812	1,054,632

Total loans and financings					141,754	1,389,466	1,531,220	144,620	1,440,504	1,585,124

			Debentures
			03/31/2012 (unaudited)	12/31/2011

Non-convertible			58,000	58,000	167,151	434,035	601,186	150,348	433,910	584,258

Total					308,905	1,823,501	2,132,406	294,968	1,874,414	2,169,382

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2012

(In thousands of reais)

18. Debt – continued

a)        Costs of debt

Following shown the amortization schedule of the costs of debt:

Year	Banco Inbursa S.A.	Debentures	Global Notes 2020	Total
2012	217	302	462	981
2013	310	439	616	1,365
2014	336	437	616	1,389
2015	364	215	616	1,195
2016 - 2020	1,515	-	2,361	3,876
	2,742	1,393	4,671	8,806

The additional information relating to this note has not been significantly changed in relation to the disclosures made in the note 18 of the financial statements for the year ended December 31, 2011.

19.  Copyright payable - ECAD

The Company has been discussing amounts required by ECAD (Escritório Central de Arrecadação e Distribuição), an organization which performs as the legal representative of artists and authors in collecting royalties from public music broadcast in Brazil on their behalf and has judicial deposits in the amount of R$10,320 (unaudited), (R$7,580 in December 31, 2011) in the controlling company and R$38,068 (unaudited), (R$33,682 in December 31, 2011) in the consolidated, as disclosed in note 11.

20. Related parties

a)      Employee benefits

Expenses with employees’ salaries, benefits and social charges are as follows:

	Controlling Company		Consolidated
	Three-month period ended March 31,		Three-month period ended March 31,
	2012 (unaudited)	2011 (unaudited)	2012 (unaudited)	2011 (unaudited)
Payroll and related charges	111,530	93,389	163,100	135,020
Profit participation plan	17,246	33,919	25,162	45,289
Statutory benefits	12,240	12,054	20,331	19,473
Additional benefits	10,223	9,072	16,529	14,277
	151,239	148,434	225,122	214,059

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2012

(In thousands of reais)

20. Related parties – continued

b)      Management’s compensation

Compensation paid to the Company's management fields of expertise is as follows:

	Controlling company and Consolidated For the three month period ended March 31,
	2012 (unaudited)	2011 (unaudited)

Payroll	859	1,011
Profit participation plan	2,113	2,504
	2,972	3,515

c)      Subsidiaries, stockholders and entities under the common control

The main balances of assets, liabilities, revenues and expenses in March 31, 2012 and December 31, 2011, arising from the transactions between related parties are as follows:

	Controlling company

	Assets

	Related parties		Programming receivable		Interest on equity		Total
Companies
	03/31/2012 (unaudited)	12/31/2011	03/31/2012 (unaudited)	12/31/2011	03/31/2012 (unaudited)	12/31/2011	03/31/2012 (unaudited)	12/31/2011
Subsidiaries

Net São Paulo Ltda.	19,397	10,092	21,957	20,960	40,438	40,438	81,792	71,490
Net Rio Ltda.	51,840	17,738	10,753	10,182	19,477	19,477	82,070	47,397
Net Brasília Ltda.	98,956	87,810	2,884	2,688	5,701	5,701	107,541	96,199
Reyc Comércio e Participações Ltda.	74,588	84,252	-	-	-	-	74,588	84,252
Other	136	202	111	103	480	480	727	785
	244,917	200,094	35,705	33,933	66,096	66,096	346,718	300,123
Entities under the common control
Globosat Programadora Ltda	5	41	-	-	-	-	5	41

Total	244,922	200,135	35,705	33,933	66,096	66,096	346,723	300,164

Current assets	30,826	18,502	35,705	33,933	66,096	66,096	132,627	118,531
Non-current assets	214,096	181,633	-	-	-	-	214,096	181,633

	Consolidated assets
	Accounts receivable
Companies	03/31/2012 (unaudited)	12/31/2011

Entities under the common control
Globosat Programadora Ltda	115	182
Primesys Soluções Empresariais S.A.	89	104
	204	286

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2012

(In thousands of reais)

20. Related parties – continued

c)      Subsidiaries, stockholders and entities under the common control – continued

17

18
	Controlling company Liabilities
19
	Suppliers		Programming suppliers		Debt		Related parties		Total
Companies
	03/31/2012 (unaudited)	12/31/2011	03/31/2012 (unaudited)	12/31/2011	03/31/2012 (unaudited)	12/31/2011	03/31/2012 (unaudited)	12/31/2011	03/31/2012 (unaudited)	12/31/2011
Subsidiaries

Reyc Comércio e Part. Ltda,
	-	-	-	-	-	-	30,714	30,789	30,714	30,789
Net São Paulo Ltda
	-	-	-	-	-	-	-	20,543	-	20,543
Jacarei Cabo S/A
	-	-	-	-	-	-	1,197	2,308	1,197	2,308
Other
	-	-	-	-	-	-	10	-	10	-

	-	-	-	-	-	-	31,921	53,640	31,921	53,640
Stockholders
Emp, Brasil, de Telecom S.A. – Embratel
	50,183	42,991	-	-	-	-	47,962	44,100	98,145	87,091

	50,183	42,991	-	-	-	-	47,962	44,100	98,145	87,091
Entities under the common control

Net Brasil S.A.
	-	-	48,129	46,370	-	-	-	-	48,129	46,370
Banco Inbursa S.A.
	-	-	-	-	191,530	192,836	-	-	191,530	192,836
Other
	2,437	2,715	-	-	-	-	-	-	2,437	2,715

	2,437	2,715	48,129	46,370	191,530	192,836	-	-	242,096	241,921

Current assets	52,620	45,706	48,129	46,370	10,545	6,519	78,676	74,889	189,970	173,484
Non-current assets	-	-	-	-	180,985	186,317	1,207	22,851	182,192	209,168

	Consolidated liabilities
	Suppliers		Programming suppliers		Debt		Related parties		Total
Companies	03/31/2012 (unaudited)	12/31/2011	03/31/2012 (unaudited)	12/31/2011	03/31/2012 (unaudited)	12/31/2011	03/31/2012 (unaudited)	12/31/2011	03/31/2012 (unaudited)	12/31/2011
Stockholders
Emp. Brasil de Telecom S.A. – Embratel	69,680	60,199	-	-	-	-	86,634	84,490	156,314	144,689
	69,680	60,199		-	-	-	86,634	84,490	156,314	144,689
Entities under the common control
Net Brasil S.A.	-	-	108,027	102,146	-	-	-	-	108,027	102,146
Banco Inbursa S.A.	-	-	-	-	376,590	379,010	-	-	376,590	379,010
Procisa do Brasil Proj.Cons. e Inst.Ltda.	658	1,455	-	-	-	-	-	-	658	1,455
Other	3,017	3,338	-	-	-	-	-	-	3,017	3,338
	3,675	4,793	108,027	102,146	376,590	379,010	-	-	488,292	485,949

Total	73,355	64,992	108,027	102,146	376,590	379,010	86,634	84,490	644,606	630,638

Current liabilities	73,355	64,992	108,027	102,146	14,620	6,519	86,634	84,490	282,636	258,147
Non-current liabilities	-	-	-	-	361,970	372,491	-	-	361,970	372,491

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2012

(In thousands of reais)

20. Related parties – continued

c)      Subsidiaries, stockholders and entities under the common control – continued

The continuity schedule of prepaid rights for use and deferred revenues in transactions with Embratel is as follows:

	Controlling company
	Assets		Liabilities
	Prepaid rights for use		Deferred revenues				Total
			Net Fone		Shared services
	Current assets	Non-current assets	Current assets	Non-current assets	Current assets	Non-current assets	Current assets	Non-current assets
Balance at 12/31/2011	120,804	225,802	99,117	185,262	19,581	46,932	118,698	232,194
Additions (unaudited)	(30,384)	-	(24,930)	-	(4,927)	-	(29,857)	-
Transfers (unaudited)	29,890	(29,890)	24,524	(24,524)	4,908	(4,908)	29,432	(29,432)
Balance at 03/31/2012 (unaudited)	120,310	195,912	98,711	160,738	19,562	42,024	118,273	202,762

	Consolidated
	Assets		Liabilities
	Prepaid use rights		Deferred revenues				Total
			Net Fone		Shared services
	Current assets	Non-current assets	Current assets	Non-current assets	Current assets	Non-current assets	Current assets	Non-current assets
Balance at 12/31/2011	169,844	317,463	174,622	326,396	34,430	81,306	209,052	407,702
Additions(unaudited)	(42,719)	-	(43,921)	-	(9,532)	-	(53,453)	-
Transfers (unaudited)	42,023	(42,023)	43,206	(43,206)	9,443	(9,443)	52,649	(52,649)
Balance at 03/31/2012 (unaudited)	169,148	275,440	173,907	283,190	34,341	71,863	208,248	355,053

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2012

(In thousands of reais)

20. Related parties – continued

c)      Subsidiaries, stockholders and entities under the common control – continued

	Controlling company

	Operating results / financial

	Three-month period ended March 31

	Services revenue and transfer of administrative expenses		Rental revenues/ Telecommunications		Telecommunications expenses and amortization		Finance		Programming		Commissions / programming guide		Total
Companies
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011

	(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)
Subsidiaries

Net São Paulo Ltda.	58,801	41,722	(607)	9,036	-	-	-	-	-	-	-	-	58,194	50,758
Net Rio Ltda.	27,951	20,153	861	(22)	-	-	-	-	-	-	-	-	28,812	20,131
Net Brasília Ltda.	7,616	5,427	2,654	2,131	-	-	-	-	-	-	-	-	10,270	7,558
Reyc Comércio e Participações Ltda.	-	-	2,321	1,572	-	-	-	-	-	-	-	-	2,321	1,572
Other	396	298	(120)	(111)	-	-	-	-	-	-	-	-	276	187

	94,764	67,600	5,109	12,606	-	-	-	-	-	-	-	-	99,873	80,206
Stockholders

Emp, Brasil, de Telecom S.A. – Embratel	-	-	(516)	(41)	(104,048)	(77,366)	88,557	75,591	-	-	-	-	(16,007)	(1,816)
	-	-	(516)	(41)	(104,048)	(77,366)	88,557	75,591	-	-	-	-	(16,007)	(1,816)
Entities under common control
Banco Inbursa S.A.	-	-	1,306	24	-	-		-	-	-	-	-	1,306	24
Net Brasil S.A.	-	-	-	-	-	-		-	(140,975)	(113,279)	(264)	(249)	(141,239)	(113,528)
Primesys Soluções Empresariais S.A.	-	-	-	-	(4,368)	(2,998)	4	-	-	-		-	(4,364)	(2,998)
Telmex do Brasil Ltda. (***)	-	-	-	-	-	(8,763)		-	-	-		-	-	(8,763)
Claro S.A.	-	-	-	-	(1,891)	(674)	-	-	-	-	-	-	(1,891)	(674)
Other	-	-	-	-	(173)	(64)	31	83	-	-	(765)	(633)	(907)	(614)

	-	-	1,306	24	(6,432)	(12,499)	35	83	(140,975)	(113,279)	(1,029)	(882)	(147,095)	(126,553)

	94,764	67,600	5,899	12,589	(110,480)	(89,865)	88,592	75,674	(140,975)	(113,279)	(1,029)	(882)	(63,229)	(48,163)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2012

(In thousands of reais)

20. Related parties – continued

c)      Subsidiaries, stockholders and entities under the common control – continued

	Consolidated
	Operating results / financial
	Three-month period ended March 31

	Rental revenues / telecommunications		Finance		Telecommunication expenses		Programming		Commissions / programming guide		Total
Companies

	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Stockholders
Emp, Brasil. de Telecom. S.A. – Embratel

	161,499	133,859	(4,154)	(3,050)	(157,773)	(94,122)	-	-	-	-	(428)	36,687
	161,499	133,859	(4,154)	(3,050)	(157,773)	(94,122)	-	-	-	-	(428)	36,687
Entities under the common control

Net Brasil S.A.	-	-		-		-	(308,432)	(252,898)	(463)	(435)	(308,895)	(253,333)
Editora Globo S.A.	-	-		-		-		-	(1,586)	(1,292)	(1,586)	(1,292)
Banco Inbursa S.A.	-	-	2,421	24	-	-	-	-	-	-	2,421	24
Telmex do Brasil Ltda.	-	-		-		(17,973)		-		-	-	(17,973)
Claro S.A.	-	-	-	-	(3,291)	(932)	-	-	-	-	(3,291)	(932)
Primesys Soluções Empresariais S.A.	258	-	-	-	(4,871)	(3,402)	-	-	-	-	(4,613)	(3,402)
Other	366	476		-	(4,187)	(66)	-	-	-	-	(3,821)	410
	624	476	2,421	24	(12,349)	(22,373)	(308,432)	(252,898)	(2,049)	(1,727)	(319,785)	(276,498)
	162,123	134,335	(1,733)	(3,026)	(170,122)	(116,495)	(308,432)	(252,898)	(2,049)	(1,727)	(320,213)	(239,811)

The nature of transactions involving related parties has not changed in relation to disclosures made in the note 20 of the financial statements for the year ended December 31, 2011.

21. Commitments and provisions

I)      Commitments

The Company has several agreements for rental of street lighting poles, underground ducts and offices renewed automatically each year maturing on different dates. These agreements may be terminated at the request of any party, subject to notice periods ranging from 1 to 2 months. These expenses amounted to R$32,536 during the three-month period ended March 31, 2012 (R$27,152 during the three-month period ended March 31, 2012 ended March 31, 2011). There are also commitments, with several suppliers for the purchase of materials and equipment used for subscriber installation in the amount of R$24,078 as of March 31, 2012 (R$31,147 as of March 31, 2011).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2012

(In thousands of reais)

21. Commitments and provisions – continued

II)   Provisions

The Company and its subsidiaries are involved in legal and administrative proceedings before several courts and governmental agencies arising during the normal course of operations, involving tax, labor, civil and other legal matters. These cases involve tax delinquency notices, compensation claims, requirements for contract review and other actions for which the amounts claimed can be substantially different from the final expected settlement value. In addition, it is not possible to predict when these cases will be settled, as they are dependent on factors outside the Company management’s control. The Company does not expect any reimbursement in connection with the outcome of these legal and administrative proceedings and, based in its legal advisors, pending judicial analysis an prior experience in the claim amounts, constituted provision considered enough to cover probable losses in the proceedings in course, as follows:

	Controlling company
	Labor / Social security	Civil	Tax	Total
Balances at December 31, 2011	25,830	33,834	367,462	427,126
Additions (unaudited)	6,609	3,445	476	10,530
Inflation adjustments (unaudited)	178	1,357	5,092	6,627
Amounts used (unaudited)	(2,932)	(2,287)	-	(5,219)
Unused amounts reversed (unaudited)	(411)	(684)	(845)	(1,940)
Balances at March 31, 2012 (unaudited)	29,274	35,665	372,185	437,124
	Consolidated
	Labor / Social security	Civil	Tax	Total
Balances at December 31, 2011	42,295	53,534	455,449	551,278
Additions (unaudited)	11,539	6,663	1,657	19,859
Inflation adjustments (unaudited)	179	1,542	6,320	8,041
Amounts used (unaudited)	(4,470)	(5,783)	-	(10,253)
Unused amounts reversed (unaudited)	(754)	(952)	(981)	(2,687)
Balances at March 31, 2012 (unaudited)	48,789	55,004	462,445	566,238

The nature of the estimated liability for tax, labor and civil claims has not changed significantly in relation to disclosures made in the note 21 of the financial statements for the year ended December 31, 2011.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2012

(In thousands of reais)

22. Equity

Share capital

On March 31, 2011, the Company’s share capital is represented by 114,459,685 ordinary shares and 228,503,916 preferred shares with no par value.

Share capital may be raised to a maximum of R$6,500,000 without need for a statutory amendment as per article 168 of the Brazilian Corporate Law, as agreed by the Board of Directors, who will determine conditions for the issue as per article 170, paragraph 1 of the Brazilian Corporate Law.

During the three-month period ended March 31,2012, Embrapar acquired our indirect control, as a result of the conclusion of the acquisition of 1,077,520 common shares issued by GB Empreendimentos e Participações S.A. (“GB”), which has our direct control, previously held by Globo Group. The acquired shares represent 5.5% of the voting capital of GB and were subject to the Option, pursuant to GB’s Shareholders’ Agreement entered into on March 21, 2005.

Due to the exercise of the Option, Embrapar and its subsidiary Embratel, held a combined 10,612,011 common shares issued by GB, representing 54.5% of the voting capital of GB, and 38,916,293 preferred shares, representing 100% of GB’s preferred shares. As a result of the acquisition, Embrapar and Embratel directly and indirectly own through GB, 92.2% of the Company’s total capital.

23. Guarantees

The Company and some of its subsidiaries have signed surety letters with financial institutions and insurance contracts mainly for the purpose of guaranteeing payment of tax suits lodged against the Company by the Brazilian Federal Tax Authority, the Finance Departments of São Paulo and Rio de Janeiro States, and the Belo Horizonte Federal Tax Office, as follows:

	Controlling company		Consolidated
	03/31/2012 (unaudited)	12/31/2011	03/31/2012 (unaudited)	12/31/2010
Net Rio Ltda.	-	-	260,641	238,290
Net Serviços de Comunicação S.A.	51,775	47,879	51,775	47,879
Reyc Comércio e Participações Ltda.	-	-	12,229	11,932
Net Brasília Ltda.	-	-	6,422	6,263
Net São Paulo Ltda.	-	-	3,753	3,912
	51,775	47,879	334,820	308,276

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2012

(In thousands of reais)

24. Earnings per share

     (in thousands, except for earnings per share):

	Controlling Company and Consolidated
	Three-month period ended March 31,
	2012 (unaudited)	2011
Numerator
Profit for the year	R$ 114,598	R$ 106,511

Denominator
Weighted average number of common shares	114,459,685	114,459,685
Weighted average number of preferred shares	228,503,916	228,503,916
10% - Preferred shares	1.10	1.10
Weighted average number of adjusted preferred shares	251,354,308	251,354,308

Denominator for basic and diluted earnings per share	365,813,993	365,813,993

Basic and diluted earnings per common share	R$ 0.31	R$ 0.29
10% - Preferred shares	1.10	1.10
Basic and diluted earnings per preferred share	R$ 0.34	R$ 0.32

The additional information relating to this note has not been significantly changed in relation to the disclosures made in the note 24 of the financial statements for the year ended December 31, 2011.

25. Financial instruments

a)      General considerations

The Company is exposed to market risks arising from its operations, and uses derivatives to minimize its exposure to such risks. The Company's revenues are generated in Brazilian reais, while the Company debts, interest charges and accounts payable to equipment suppliers are denominated in foreign currency. Therefore, the Company’s earnings are sensitive to exchange rate variations, in particular the US dollar. Market values of the Company's key financial assets and liabilities were determined using available market information and appropriate valuation methodologies. The use of different market methodologies may affect estimated realization values. Capital is managed using operational strategies aiming for protection, security and liquidity. The control policy involves constantly monitoring rates contracted against current market rates. The Company and its subsidiaries do not make speculative investments in derivatives or other risk assets.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2012

(In thousands of reais)

25. Financial instruments – continued

The Company has a formal risk management policy. The Financial Committee that supports the Company's Board of Directors consists of members of the Stockholders and management, examines issues relating to investments, debt and risk management, and refers matters for management approval, Pursuant to internal policy; the Company's financial earnings must derive from cash generated through operations rather than gains on financial markets. Results obtained by the application of internal controls to manage risks were satisfactory for the proposed objectives.

b)      Fair value

Fair values and carrying amounts of debt are shown below:

	Controlling company
	03/31/2012 (unaudited)		12/31/2011
	Carrying amount	Fair value	Carrying amount	Fair Value
Debentures - 6th issue	601,186	603,660	584,258	586,949
Global Notes 2020	642,630	764,246	675,622	769,371
Banco Inbursa S.A.	191,530	194,695	192,836	196,152
Finame	163,490	163,490	172,174	172,174
	1,598,836	1,726,091	1,624,890	1,724,646

	Consolidated
	03/31/2012 (unaudited)		12/31/2011
	Carrying amount	Fair value	Carrying amount	Fair Value
Debentures – 6th issue	601,186	603,660	584,258	586,949
Global Notes 2020	642,630	764,246	675,622	769,371
Banco Inbursa S.A.	376,589	382,920	379,010	385,643
Banco Itaú BBA	125,959	126,580	122,292	122,953
Finame	386,042	386,042	408,200	408,200
	2,132,406	2,263,448	2,169,382	2,273,116

Other financial assets and liabilities have fair values approximated to their carrying amounts.

c) Risks impacting on the Company’s business

Foreign exchange rate risk

The Company's results are subject to foreign exchange fluctuations, depending on the effects of exchange rate volatility on liabilities pegged to foreign currencies, particularly the US dollar. The Company's revenues are generated in Brazilian reais, whereas it pays certain equipment and programming content suppliers in foreign currencies.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2012

(In thousands of reais)

25. Financial instruments – continued

c)      Risks impacting on the Company’s business – continued

Foreign exchange rate risk – continued

The Company’s foreign currency exposure on March 31, 2012 (unaudited), is shown below:

	Controlling company	Consolidated
Debt in US dollars:
Current:
Interest on loans and financing	19,495	23,569
Suppliers of equipment and others	4,637	51,856
Programming suppliers	2,671	2,671
	26,803	78,096
Non-current:
Loans payable, net of costs of debts	814,665	995,650

Exposure liability	841,468	1,073,746

The Company acquired non-speculative derivative financial instruments to hedge against its foreign currency exposure. The purpose of these transactions is to minimize the effects of changes in US dollar exchange rate when settling short term transactions. Counterparties to the contracts are the following banks: Itaú, Goldman Sachs, HSBC, Santander, JP Morgan, Morgan Stanley and Standard.

The Company only enters into foreign exchange derivatives in order to hedge a portion of its accounts payable to imported equipment suppliers and future obligations for purchases not yet made, which are or will be linked to the US dollar, and payments of interest charges on debt. For the three-month period ended March 31, 2012, the Company held a derivative instrument (foreign exchange) position of R$194,971(unaudited), (R$207,463 December 31, 2011), relating to interest charges on loans in foreign currency and commitments to foreign suppliers. Part of total debt in dollars refers to a loan from Banco Inbursa S.A. due between 2017 and 2019 and Global Notes 2020 due to 2020.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2012

(In thousands of reais)

25. Financial instruments – continued

c) Risks impacting on the Company’s business – continued

Foreign exchange rate risk – continued

Derivatives financial instruments are as follows:

	Notional amount		Fair value		Accumulated effect (current year)
Description	03/31/2012 (unaudited)	12/31/2011	03/31/2012 (unaudited)	12/31/2011	Amount payable
“Swaps” contracts
Asset position
Foreign currency	194,971	207,463	163,200	202,382
Liability position
Ratios (Dollar vs, CDI)	137,552	154,941	121,595	164,767	15,958
Rates (PRE) (NDF)	57,419	52,522	57,749	50,142	186
	-	-	(16,144)	(12,527)	16,144

The net liability payable of R$16,144 is recognized in the unrealized losses on derivatives account in the balance sheet. During the three-month period ended March 31, 2012 (unaudited), the Company recognized a loss on derivatives of R$9,112 (R$19,412 during the three-month period ended March 31, 2011), which was recorded finance income.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2012

(In thousands of reais)

25. Financial instruments – continued

c) Risks impacting the Company’s business – continued

Foreign exchange rate risk – continued

The following table shows the sensitivity analysis of the Company’s management and the effect of cash operations with derivative financial instruments outstanding as of March 31, 2012 (unaudited):

Scenario - currency appreciation (R$/US$) and increase of interbank rate (CDI)

Operations	Contracts			Probable scenario		Possible adverse scenario (a)			Remote adverse scenario (b)
	Quantity	Amount US$ (thousands)	Maturity	Dollar rate R$	CDI	Dollar rate R$	CDI	Loss	Dollar rate R$	CDI	Loss

Dollar x CDI	14	67,600	De 13/04/2012 a 29/07/2013	1.8221	9.52%	1.3666	11.90%	47,204	0.9111	14.28%	77,517
NDF	10	32,000	De 02/04/2012 a 01/06/2012	1.8221	9.52%	1.3666	11.90%	8,256	0.9111	14.28%	16,802

(a)      The possible adverse scenario is represented by a 25% appreciation of the real against the dollar and an increase of 25% in CDI rate over the rates of the probable scenario.

(b)     The remote adverse scenario is represented by a 50% appreciation of the real against the dollar and an increase of 50% in CDI rate % over the rates of the probable scenario.

Scenario - depreciation of Brazilian currency (R$/US$) and decrease of CDI

Operations	Contracts			Probable scenario		Possible adverse scenario (c)			Remote adverse scenario (d)
	Quantity	Amount US$ (thousands)	Maturity	Dollar rate R$	CDI	Dollar rate R$	CDI	Gain	Dollar rate R$	CDI	Gain

Dollar x CDI	14	67,600	De 13/04/2012 a 29/07/2013	1.8221	9.52%	2.2776	7.14%	16,284	2,7332	4.76%	49,584
NDF	10	32,000	De 02/04/2012 a 01/06/2012	1.8221	9.52%	2. 2776	7.14%	8,956	2.7332	4.76%	17,623

(a)      The possible adverse scenario is represented by a 25% depreciation of the real in relation to the dollar and reduction in CDI by 25% over the rates of the probable scenario.

(b)     The remote adverse scenario is represented by a 50% depreciation of the real in relation to the dollar and reduction of CDI by 50% over the rates of the probable scenario.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2012

(In thousands of reais)

25. Financial instruments – continued

c)      Risks impacting the Company’s business – continued

Foreign exchange rate risk – continued

On March 31, 2012 and 2011, the Company holds no leveraged derivatives and no limits for determining the results of the US dollar appreciating or depreciating against the Brazilian real.

Interest rate risk

The Company and its subsidiaries’ results are subject to fluctuations due to the variation in interest rates on liabilities and assets pegged to floating interest rates, especially CDI and TJLP.

The Company's exposure to floating interest rates as of March 31, 2012 is as follows:

	Controlling company	Consolidated
Debentures – 6th issuance	601,186	601,186
Finame	163,490	386,042
Banco Itaú BBA	-	125,959
Liability exposure	764,676	1,113,187

(-) Financial investments denominated in reais	156,072	471,375
Net exposure	608,604	641,812

Credit risk

Financial instruments, which subject the Company to credit risks, are mainly represented by cash and cash equivalents and trade accounts receivable. The Company maintains cash and cash equivalents with a number of financial institutions and does not limit its exposure to one institution in particular, according to a formal policy. The Company also holds units in conservative-profile fixed-income investment funds. The funds' assets comprise government bonds and first-tier private securities with low risk ratings as per the guidelines set by the Company, Centralized fund's portfolio is managed by Itaú Unibanco Asset Management - Banco de Investimento S.A.

Custody and control of the funds are under the responsibility of Banco Itaú and Risk Office Consultoria Financeira Ltda, performs risk management. Management believes the risk of not receiving amounts due from its counterparties is insignificant.

The credit risk is concentrated in the subscriber’s accounts receivable and it is reduced by the large number of subscribers that comprise the Company’s subscribers’ base.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2012

(In thousands of reais)

25.  Financial instruments – continued

c)      Risks impacting the business of the Company – continued

   Debt acceleration risk

The Company’s debts contain covenants normally applicable to these types of transactions, in relation to its complying with economic and financial ratios, cash flow requirements and others. The Company has complied with these covenants and they do not restrict its ability to conduct its business in the normal course of operations.

   Liquidity risk

Liquidity risk is the risk of a shortfall of funds used for payment of debts. The table below shows payments required for financial liabilities as of March 31, 2012 (unaudited).

	Controlling company
Maturity	Finame	Global Notes 2020	Banco Inbursa S.A.	Debentures	Total

2012	45,175	27,327	16,873	197,527	286,902
2013	49,599	54,654	16,873	182,568	303,694
2014	29,712	54,654	16,873	168,995	270,234
2015	25,020	54,654	16,873	153,310	249,857
2016-2020	32,895	883,678	232,828	-	1,149,401
Total	182,401	1,074,967	300,320	702,400	2,260,088

	Consolidated
Maturity	Finame	Global Notes 2020	Banco Inbursa S.A.	Banco Itaú BBA	Debentures	Total

2012	100,174	27,327	33,745	13,138	197,527	371,911
2013	111,571	54,654	33,745	13,092	182,568	395,630
2014	74,559	54,654	33,745	54,492	168,995	386,445
2015	62,161	54,654	33,745	47,906	153,310	351,776
2016-2020	83,159	883,678	465,656	40,382	-	1,472,875
Total	431,624	1,074,967	600,636	169,010	702,400	2,978,637

The amounts presented below include principal and interest payments calculated using the dollar exchange rate at March 31, 2012 (R$1.8221/US$ 1) for the debt denominated in US dollars (Global Notes 2020 and Banco Inbursa). The debentures and bank credit notes (Banco Itaú BBA), which are denominated in Brazilian reais and are subject to interest based on the interbank rate (CDI), were forecasted based on the yield curve for their respective payment dates, in accordance with the indices  provided by BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (Brazilian stock exchange). The Finame loan was estimated based on the long-term interest rate (TJLP) of 6.0% + 3.15% per year for the entire period and fixed rate between 4.5% and 5.5% and 8.7% per year.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2012

(In thousands of reais)

25. Financial instruments – continued

c)      Risks impacting the Company’s business – continued

Liquidity risk – continued

Interest payments for US Dollar denominated debt (Global Notes 2020 and Banco Inbursa S.A.) include withholding taxes, is in accordance with the prevailing tax legislation.

26. Measurement and fair value hierarchy

Fair value is an existing price representing the value that would be received from the sale of an asset, or that would be paid to transfer a liability in a normal transaction between market participants.

Therefore fair value is a market-based measurement and should be determined using the assumptions market participants would make when pricing an asset or liability. As a basis for consideration thereof, a three-level fair value hierarchy is determined by prioritizing the inputs used in measuring fair value as follows:

• Level 1. Observable inputs such as those with prices quoted in active markets;

• Level 2. Inputs other than those with prices quoted in active markets, which are observable either directly or indirectly; and

• Level 3. Unobservable inputs, for which there are few or no market data, which requires the reporting entity to develop its own assumptions.

		Measurement of fair value
	Derivative instruments – currency swap contracts	Quoted prices in active markets for identical assets (Level 1)	Other significant observable sources (Level 2)	Significant unobservable inputs (Level 3)
Balances at March 31, 2012 (unaudited)	(16,144)	-	(16,144)	-
Balances at December 31, 2011	(12,527)	-	(12,527)	-

Currency swap derivative instruments are tools for managing risks arising from the effects of a major devaluation of the Brazilian real against the US dollar, which are inputs, other prices quoted in active markets, which are directly or indirectly observable.

During the three-month period ended March 31, 2012 the year ended March 31, 2012, there were no transfers between levels 1 and 2 in relation to the measurement of the fair value or transfers to level 3.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to interim financial statements

March 31, 2012

(In thousands of reais)

27. Insurance

For the three months period ended March 31, 2012, the insurance contracts has not changed significantly in relation to disclosures made in the note 27 of the financial statements for the year ended December 31, 2011.

28. Subsequent events

1) Extraordinary Shareholders’ Meeting

In the Extraordinary Shareholders’ Meeting held on April 5, 2012 was resolved on the cancellation of the Company’s registration as a publicly-held company and the discontinuation of the Level 2 Special Corporate Governance Practices, both subject to the result of the unified public tender offer for the acquisition of all common and preferred shares issued by the Company, included those traded at Nasdaq and Latibex (Unified PTO) which maximum price to be offered will be R$26.04 adjusted by the CDI( Interbank Certificate of Deposit) as from March 5, 2012 until the date of delivery of the valuation report of the Company’s shares, that will be prepared by Banco BTG Pactual S.A.. In the event of the price of the shares, calculated pursuant the valuation report, exceeds the maximum price, Embrapar reserves the right to cancel the public offer for cancellation of registration and /or the purchase offer for delisting from level II of BM&FBOVESPA, and to proceed only with the purchase offer through sale of control.

2) Disallowance of expenses - Income tax and social contribution

                                    .

On April 13, 2012 the subsidiary Net São Paulo Ltda. received a  tax assessment issued by the Brazilian Internal Revenue Service questioning part of the expenses considered as deductible in its calculation of income tax and social contribution bases in the period between 2007 and 2008 amounting to R$35,292 and R$11,143, respectively.

Management based in similar tax assessment defense levied by its lawyers believes that these expenses are in accordance with tax legislation, so there is therefore no motive for disallowance by tax authorities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 27, 2012

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.